UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number:  333-142076

NOTIFICATION OF LATE FILING

☐ Form 10-K  ☐ Form 11-K  ☐ Form 20-F  ☒ Form 10-Q  ☐ Form N-SAR

For the Period Ended:    November 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PROFIT PLANNERS MANAGEMENT, INC.
 (Exact Name of Registrant as Specified in its Charter)

350 Madison Avenue, 8th Floor,
New York, New York 10017
 (Address of Principal Executive Office)

(646) 416-6802
 (Registrant's telephone number)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒        (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒        (b)           The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐         (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach Extra Sheets if Needed)

Profit Planners Management, Inc. (the “Registrant”) was not able to complete and file its Form 10-Q for the fiscal quarter ended November 30, 2011 by its prescribed due date because certain accounting and documentation work required for the completion of the review of the Registrant’s financial statements could not, without unreasonable effort or expense, be prepared and provided to the Registrant’s independent accountants early enough to allow for the completion of their review of the financial statements prior to the prescribed due date. Thus, the Registrant requires additional time to properly complete and file its Form 10-Q for the fiscal quarter ended November 30, 2011.

The Registrant will file its Form 10-Q for the fiscal quarter ended November 30, 2011 no later than the fifth calendar day after the prescribed due date for such Form 10-Q.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Wesley Ramjeet, Chief Executive Officer                                                        (646) 416-6802
(Name and Title)                                                                                               (Telephone number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?   If the answer is no, identify report(s).

☒  Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Profit Planners Management, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2012	By:	/s/ Wesley Ramjeet
Wesley Ramjeet
Chief Executive Officer & Director